MYTRAVEL

05011938

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

13 October 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 13th October 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

Enclosures

citigroup

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2956
E-mail: transaction.control@citigroup.com

Company Secretary
My Travel
Fax: 0161 232 6524

13 October, 2005

Dear Sir / Madam

My Travel Ord GBP0.30 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 12/10/05, Standard Life Investments acquired 1,000,000 shares on behalf of Standard Life Group, this increased the total held as a **notifiable** interest (including material and non-material interests) to 52,417,300 shares being 12.073% of the issued stock of that class. 11.22%

No. of shares held	Registered Name
52,417,300	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

Transaction Control

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Investments

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

1,000,000

6. Percentage of issued class

0.22%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

12 October 2005

11. Date company informed

13 October 2005

12. Total holding following this notification

52,417,300

13. Total percentage holding of issued class following this notification

11.77% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

13 October 2005

LEHMAN BROTHERS

6th October 2005

Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Dear Sir / Madam,

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 3rd October 2005, Lehman Brothers International (Europe) had an interest in 14,535,095 ordinary shares of MyTravel Group Plc (the "Company"). This represents 3.33% of the outstanding share capital of the Company. 3.26%.

Yours sincerely
For & on behalf of Lehman Brothers

Anthony Allen
Compliance Department

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

12 October 2005

12. Total holding following this notification

14,535,095, 30p ordinary shares

13. Total percentage holding of issued class following this notification

3.26% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 (0)1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

13 October 2005